UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2012

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8
(Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File
No. 333-176849), and Form F-3 (File No. 333-177250).

Other Events

On September 21, 2012, WNS (Holdings) Limited (the “Company”) issued a press release announcing the appointment of Mr. Adrian Dillon and Mrs. Renu Karnad to the Board of Directors of the Company with immediate effect. With Mr. Deepak
Parekh's departure from WNS's Board of Directors, each of the Nominating &
Corporate Governance Committee and Compensation Committee of the Company is now
fully independent and the Company now ceases to deviate from the corporate governance practices required to be followed by US companies in that regard.

A copy of the press release dated September 21, 2012 is attached hereto as
Exhibit 99.1.

Exhibit

99.1 Press Release of WNS (Holdings) Limited dated September 21, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: September 21, 2012	By:	/s/Ronald D'Mello
	Name:	Ronald D'Mello
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 21, 2012